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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13G


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 and 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                                 Selfcare, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                                   81631R 10 7
                                 (CUSIP Number)



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CUSIP No. 81631R 10 7                      13G                Page 2 of 5 Pages
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1.        NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Arieh Zwanziger, as Trustee of The Ron Zwanziger Family Trust
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2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  / /
                                                                        (b)  / /
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3.        SEC USE ONLY
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4.        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Israel
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         NUMBER OF          5.       SOLE VOTING POWER    669,500
          SHARES
                            ----------------------------------------------------
       BENEFICIALLY         6.       SHARED VOTING POWER   0
         OWNED BY
                            ----------------------------------------------------
           EACH             7.       SOLE DISPOSITIVE POWER  669,500
         REPORTING
                            ----------------------------------------------------
        PERSON WITH         8.       SHARED DISPOSITIVE POWER   0

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9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
                    669,500
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10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES                                                     / /
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11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                   10.7%
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12.       TYPE OF REPORTING PERSON
                    IN
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CUSIP No. 81631R 10 7                  13G                    Page 3 of 5 Pages
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ITEM 1(a).        NAME OF ISSUER:

                  Selfcare, Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  200 Prospect Street, Waltham, Massachusetts 02154

ITEM 2(a).        NAME OF PERSON FILING:

                  Arieh Zwanziger, as Trustee of The Ron Zwanziger Family Trust

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  c/o Selfcare, Inc., 200 Prospect Street, Waltham, Massachusetts 02154

ITEM 2(c).        CITIZENSHIP:

                  Israel

ITEM 2(d)         TITLE OF CLASS OF SECURITIES:

                  Common Stock, par value $.001 per share

ITEM 2(e)         CUSIP NUMBER:

                  81631R 10 7

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable

ITEM 4.           OWNERSHIP.

         If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1 (b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

         (a)      Amount beneficially owned:
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CUSIP No. 81631R 10 7                  13G                    Page 4 of 5 Pages
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                  669,500 (of which the reporting person has the right to
                  acquire 279,500 shares)

         (b)      Percent of class:

                  10.7%

         (c)      Number of shares as to which such person has:

         (i)      Sole power to vote or to direct the vote   669,500

         (ii)     Shared power to vote or to direct the vote    0

         (iii)    Sole power to dispose or to direct the disposition of 669,500

         (iv)     Shared power to dispose or to direct the disposition of  0

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATION.

                  Not applicable.
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CUSIP No. 81631R 10 7                 13G                     Page 5 of 5 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                              February 13, 1997
                                          ------------------------
                                                     Date

                                             /s/ Arieh Zwanziger
                                          ------------------------
                                                   Signature


                                          Arieh Zwanziger, Trustee
                                          ------------------------
                                                   Name/Title